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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    SCHEDULE 13G
                                   (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
              RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2(b)
                                 (AMENDMENT NO. 3)

                         Redhook Ale Brewery, Incorporated

               -----------------------------------------------------

                                  (Name of Issuer)

                                    Common Stock

               -----------------------------------------------------

                            (Title of Class of Securities)

                                       757473 10 3

             - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                                     (CUSIP Number)


                                    Page 1 of 4 Pages

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-----------------------                               -----------------------
 CUSIP NO. 757473103                  13G                 PAGE 2 OF 4 PAGES
-----------------------                               -----------------------

-----------------------------------------------------------------------------
 1              NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Paul S. Shipman
-----------------------------------------------------------------------------
 2              CHECK THE APPROPRIATE BOX IF A MEMEBER OF A GROUP (a) [__]
                     Not Applicable                               (b) [__]
-----------------------------------------------------------------------------
 3              SEC USE ONLY
-----------------------------------------------------------------------------
 4              CITIZENSHIP OR PLACE OF ORGANIZATION
                     United State of America
-----------------------------------------------------------------------------
   NUMBER OF    5    SOLE VOTING POWER
     SHARES               455,100 shares
              ---------------------------------------------------------------
  BENEFICIALLY  6    SHARED VOTING POWER
    OWNED BY              13,300 shares
              ---------------------------------------------------------------
      EACH      7    SOLE DISPOSITIVE POWER
   REPORTING              455,100 shares
              ---------------------------------------------------------------
     PERSON     8    SHARED DISPOSITIVE POWER
      WITH                13,300 shares
-----------------------------------------------------------------------------
 9              AGGREGATE AMOUNT BENEFICIALY OWNED BY EACH REPORTING PERSON
                     468,400 shares
-----------------------------------------------------------------------------
 10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES*                                        [__]
                     Not Applicable
-----------------------------------------------------------------------------
 11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     6.1%
-----------------------------------------------------------------------------
 12             TYPE OF REPORTING PERSON*
                     IN
-----------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILING OUT

                                 Page 2 of 4 Pages

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                                    SCHEDULE 13G
                                    - - - - - -

Item  1(a) Name of Issuer:
            Redhook Ale Brewery, Incorporated

      1(b)  Address of Issuer's Principal Executive Offices:
            3400 Phinney Avenue North
            Seattle, Washington 98103

Item  2(a) Name of Person Filing:
            Paul S. Shipman

      2(b) Address of Principal Business Office or, if none,
            Residence:
            3400 Phinney Avenue North
            Seattle, Washington 98103

      2(c) Citizenship:
            United States of America

      2(d) Title of Class of Securities:
            Common Stock

      2(e) CUSIP Number:
            757473 10 3

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
                  Not Applicable.

Item  4     Ownership
      4(a)  Amount beneficially owned:
            468,400 shares*

      4(b)  Percent of Class:
            6.1%

      4(c)  Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:
                  455,100 shares*

            (ii)  shared power to vote or to direct the vote:
                  13,300 shares


*Includes 115,000 shares subject to options exercisable within 60 days of December 31, 1998.

                                 Page 3 of 4 Pages



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            (iii) sole power to dispose or to direct the
                  disposition of:
                  455,100 shares*

            (iv) shared power to dispose or to direct the disposition of:
                  13,300 shares

Item  5     Ownership of Five Percent or Less of a Class:
                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
            the following [   ].
                  Not Applicable.

Item  6     Ownership of more than Five Percent on Behalf of Another Person:
                  Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                  Not Applicable.

Item  8     Identification and Classification of Members of the Group:
                  Not Applicable.

Item  9     Notice of Dissolution of Group:
                  Not Applicable.

Item  10    Certifications:
                  Not Applicable.

                                     SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 12, 1999
                                    -------------------------------------------
                                                      (Date)

                                    -------------------------------------------
                                                    (Signature)

                                       Paul S. Shipman/President/CEO/Chairman
                                    -------------------------------------------
                                                     (Name/Title)

                                 Page 4 of 4 Pages